UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LEAR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-11311	13-3386776
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

21557 Telegraph Road, Southfield, MI	48033
(Address of principal executive offices)	(Zip code)

Terrence B. Larkin

Executive Vice President, Business Development, General Counsel and Corporate Secretary

(248) 447-1500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Lear Corporation (“Lear” or the “Company”) is a leading Tier 1 supplier to the global automotive industry. Our business spans all major automotive markets, and we supply seating and electrical distribution systems and related components to virtually every major automotive manufacturer in the world. As of December 31, 2013, we have manufacturing, engineering and administrative capabilities in 36 countries with 226 locations and are continuing to grow our business in all automotive producing regions of the world.

Lear is a recognized global leader in complete automotive seat systems and certain key individual component parts. Our seating business consists of the design, engineering, just-in-time assembly and delivery of complete seat systems, as well as the manufacture of all major seat components, including seat structures and mechanisms, seat covers, seat foam and headrests. Our electrical business consists of the design, engineering and manufacturing of complete electrical distribution systems that route electrical signals and manage electrical power within a vehicle for both traditional powertrain vehicles, as well as high-power for hybrid and electric vehicles. Key components of our electrical business include wiring harnesses, terminals and connectors, junction boxes, electronic control modules and wireless control devices.

Lear Corporation’s policy on Conflict Minerals can be found at:

http://www.lear.com/en/supplier_info/conflict-minerals.aspx?cat_id=20

Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.

Section 1 – Conflict Minerals Disclosure and Report

Item 1.01 – Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (the “Report”) and the Form SD and Report are posted to the Company’s publically available Internet site at: http://ir.lear.com/sec.cfm.

Section 2 – Exhibits

Exhibit 1.02 – Conflict Minerals Report dated May 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation

Date: May 30, 2014	By:	/s/ Jeffrey H. Vanneste
Name: Jeffrey H. Vanneste
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report dated May 30, 2014.